SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of November, 2008

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
PUBLICLY-HELD COMPANY	PUBLICLY-HELD COMPANY
CNPJ 33.700.394/0001-40	CNPJ 00.022.034/0001-87

COMPANY ANNOUNCEMENT

Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”) announces to the market that it has entered into an agreement with American International Group, Inc. (“AIG”) regarding the exchange of shares that each Unibanco and AIG hold in Brazilian insurance companies, as follows: (i) Unibanco acquired, for the purchase price of US$820million, the shares held by AIG in Unibanco AIG Seguros S.A. (“Unibanco Seguros”), which shall have its name changed to Unibanco Seguros S.A. and (ii) AIG acquired, for the purchase price of US$15 million, the shares held by Unibanco in AIG Brasil Companhia de Seguros S.A.

As a result of this transaction, Unibanco became the sole shareholder of Unibanco Seguros, which currently holds 8% of the Brazilian market share of insurance and pension plans. Unibanco Seguros also holds 100% of the shares of Unibanco AIG Vida e Previdência S.A. and Unibanco AIG Saúde Seguradora S.A., which will remain under its control and shall have their names changed to Unibanco Vida e Previdência S.A. and Unibanco Saúde Seguradora S.A.

São Paulo, November 26, 2008.

UNIBANCO-UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.

Geraldo Travaglia Filho
Investor Relations Officer

For more information contact:
Investor Relations
Unibanco - União de Bancos Brasileiros S.A.
Av. Nações Unidas, 8.501 – 13th floor, SP 05425-070- Brazil
Tel.: (55 11) 3905-1980 / Fax: (55 11) 3905-1585
E-mail: investor.relations@unibanco.com

  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 26, 2008

UNIBANCO HOLDINGS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.